Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross completes acquisition of high-grade Dvoinoye deposit

Toronto, Ontario – August 27, 2010 – Kinross Gold Corporation (TSX: K, NYSE:KGC) announced today that it has completed its previously announced acquisition of companies owning the rights to the high-grade Dvoinoye deposit and the Vodorazdelnaya exploration and mining licences. Both assets are located approximately 100 km north of Kinross’ Kupol operation in the Chukotka region of the Russian Far East.

The transaction, first announced on January 20, 2010, entailed the indirect acquisition of 100% of the participatory interests in Northern Gold LLC and Regionruda LLC, the owners of Dvoinoye and Vodorazdelnaya exploration and mining licenses, for consideration comprised of US$165 million in cash and approximately 10.56 million newly issued Kinross shares. The shares issued by Kinross are subject to a minimum hold period of four months after the closing date. The selling entities, who are related to Millhouse LLC, have expressed their intention to remain shareholders of Kinross for the foreseeable future.

All conditions of the transaction have been met, including registration of an increase in Dvoinoye reserves and, as announced by Kinross on August 5, 2010, receipt of the Russian Government’s approval of Kinross’ ownership of Dvoinoye as a strategic deposit, as required under the Russian Federation Law No. 57 on the Procedure for Foreign Investment in Companies with Strategic Significance for National Security and Defence, and the Subsoil Law.

The acquisition will further consolidate interests and provide the Company with additional opportunities for exploration and mining in a highly prospective region of Russia where Kinross has a strong track record of operational success and community partnership over the past decade.

The Dvoinoye deposit hosts an open pit mine which has previously operated six months per year, with throughput of approximately 250 tonnes per day. Kinross plans to develop the Dvoinoye operation as a larger underground mine, and to transport ore to the Kupol mill for processing, pursuant to an ore purchase agreement with Kinross’ 75%-owned Chukotka Mining and Geological Company, the owner of the Kupol mine. By leveraging existing Kupol facilities, Kinross will eliminate the need for construction of an additional processing plant, and allow for treatment of Kupol ore with higher-grade Dvoinoye ore.

In anticipation of closing, Kinross has commenced a number of activities at Dvoinoye, including construction of an all-season road. The Company has also completed construction of a temporary camp and has selected an engineering firm to commence concept and pre-feasibility studies. Both the 2010 and the five-year exploration program, including an exploration decline, have been approved by government authorities. Exploration activities at site commenced in late June and Kinross expects to spend approximately US$5 million on exploration activities and US$15 million on other development activities in 2010. The Company also plans to complete the additional work necessary to report a Canadian National Instrument 43-101 (“NI 43-101”) compliant mineral resource estimate for the Dvoinoye deposit during 2010.

Based on the results of Northern Gold’s 37,000-metre infill drilling campaign completed in 2008 and 2009, Russian authorities have registered an updated C1 and C2 reserve estimate of the Dvoinoye deposit. Kinross expects Northern Gold’s current estimate to define a potential mineral deposit of approximately 3.5-3.9 million tonnes at an average grade of 17-19 g/t Au. This expectation is based on Northern Gold’s drill results, reserve estimates, and other information reviewed by Kinross. While Northern Gold has registered updated reserves for Dvoinoye to applicable Russian authorities under the Russian reserve and resource classification system, estimates have not yet been reported in accordance with NI 43-101.1

The Vodorazdelnaya property encompasses approximately 922 square kilometres and includes an exploration and mining license. Work undertaken in the past year has identified targets for further exploration.

1 Accordingly, under NI 43-101, the potential tonnage and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the targeted deposit being delineated as a mineral resource.

www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward-looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, opportunities, statements with respect to possible events or opportunities, the future price of gold and silver, the estimation of mineral reserves and resources and the realization of such estimates, the timing, amount and costs of estimated future production, expected capital expenditures, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation, environmental risks, unanticipated reclamation expenses, title disputes or claims. The words “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “opportunity”, “intends”, “anticipates”, or “does not anticipate,” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements, and those made in the “Risk Factors” section of our most recently filed Annual Information Form and our other filings with the securities regulators of Canada and the U.S.  These factors are not intended to represent a complete list of the factors that could affect Kinross.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information
Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

p.2 Kinross completes acquisition of high-grade Dvoinoye deposit	www.kinross.com